Christopher E. Palmer 202.346.4253 cpalmer@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

VIA EDGAR

October 3, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:                          2009 Exchange Place Fund A, LLC and Goodwin Procter LLP — Withdrawal of Application for an Order Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as Amended, File No. 813-00376

Ladies and Gentlemen:

We are writing on behalf of 2009 Exchange Place Fund A, LLC, a Delaware limited liability company, and Goodwin Procter LLP, a Massachusetts limited liability partnership (together, the “Applicants”), to respectfully request the withdrawal of the Applicants’ application for an order under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting each Applicant from certain provisions of the 1940 Act (the “Application”).  The Application was originally filed with the Securities and Exchange Commission on August 26, 2009, and refiled on November 4, 2009.

Please call Jason Monfort at (202) 346-4050 or the undersigned at (202) 346-4253 if you have any questions with respect to the withdrawal of the Application or if I may be of any assistance.

Very truly yours,

/s/ Christopher E. Palmer, Esq.

Christopher E. Palmer, Esq.

cc:                                Jill L. Ehrlich, Securities and Exchange Commission

Jason F. Monfort, Goodwin Procter LLP